EXHIBIT 99.8

CONSENT OF PRICEWATERHOUSE COOPERS LLP

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the period ended December 31, 2017 of PolyMet Mining Corp. (the Company”) of our report dated March 27, 2018 relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the registration statement on Form S-8 (No. 333- 192208) of the Company of our report dated March 27, 2018 referred to above.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants
Vancouver, British Columbia

March 27, 2018